AMENDMENT NO. 1 TO

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP

OF

MARTIN MIDSTREAM PARTNERS L.P.

     This AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MARTIN MIDSTREAM PARTNERS L.P. (this “Amendment”), dated as of January 5, 2011, is entered into by Martin Midstream GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of Martin Midstream Partners L.P. (the “Partnership”). Capitalized terms used but not defined herein are used as defined in the Second Amended and Restated Agreement of Limited Partnership of Martin Midstream Partners L.P., dated as of November 25, 2009 (the “Partnership Agreement”).

RECITALS:

                WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners in any material respect; and

                WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that this Amendment to the Partnership Agreement does not adversely affect the Limited Partners in any material respect, and that such Amendment is in the best interests of the Partnership and the Limited Partners.

                NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1. Section 1.1 is hereby amended to amend and restate the following definition:

a. “Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more independent directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who are deemed “independent” after an affirmative determination by the Board of Directors that each such director has no relationship with the General Partner that, in the Board’s opinion, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a member of the Conflicts Committee.

2. General Authority. The appropriate officers of the General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment.

3. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

4. Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the General Partner has executed this Amendment to be effective as of the date first set forth above.

GENERAL PARTNER

Martin Midstream GP, LLC

By:	/s/ Robert D. Bondurant

Name:	Robert D. Bondurant
Title:	Executive Vice President and Chief Financial Officer